SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-7725
                                                                          ------

(Check One)
/x/  Form 10-K and Form 10-KSB / /  Form 11-K
/ /  Form 20-F                 / /  Form l0-Q and Form 10-QSB  /  /  Form N-SAR

For Period ended:                   September 30, 2001
                 ------------------------------------------------------


/ /  Transition Report on Form 10-K        / /  Transition Report on Form 10-Q
      and Form 10-KSB                               and Form 10-QSB
/ /  Transition Report on Form 20-F        / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period ended
                                ---------------------------------------


     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked shove, identify the item(s) to which the notification relates:


                                     PART I.
                             REGISTRANT INFORMATION


Full name of registrant    Comdisco, Inc.
                           (Debtor-in-possession as of July 16, 2001)
                           --------------------------------------------



Former name if applicable
                           --------------------------------------------



                           6111 North River Road
-----------------------------------------------------------------------
Address of principal executive office (Street and number)


                           Rosemont, Illinois 60018
-----------------------------------------------------------------------
City, state and zip code

                                    PART II.
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, l0-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, l0-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Attachment.

                                    PART IV.
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Ronald Mishler                 847                  518-5430
          ----------------------------------------------------------------------
          (Name)                     (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       / /  Yes      /x/  No See Attachment

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       /x/  Yes      / /  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment.

                                 Comdisco, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 28, 2001             By: /s/  Ronald C. Mishler
       -----------------                 ---------------------------
                                              Ronald C. Mishler
                                              Senior Vice President
                                              Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             FORM 12B-25 ATTACHMENT

                           PART III Narrative Summary

     The registrant and fifty of its domestic U.S. subsidiaries filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case") on July 16, 2001 (the "Filing Date"). The added burdens related to the Case, coupled with changes in personnel, have resulted in a delay in the completion of the financial statements and related notes. The registrant continues to operate its businesses and manage its property as debtor-in-possession under sections 1107(a) and 1108 of Title 11 of the United States Code (the "Bankruptcy Code").

     Since the Filing Date, the accounting and financial staff, who are critical to the preparation of the Form 10-K, have been required to devote substantial amounts of time to the reorganization process and related issues, including accumulating and reporting information required by the Bankruptcy Court, working on a plan of reorganization, providing information and support for the company's evaluation of sales and potential sales of its various assets, determining the impact of the bankruptcy filing on the company's financial statements and disclosure requirements, updating the registrant's strategic business plan and responding to numerous requests for information from various constituencies in the reorganization cases, including the Official Committee of Unsecured Creditors. Most recently, the registrant's financial and accounting staff have had the primary responsibility for preparing the financial and related information made available to bidders in the ongoing auction process relating to the sale and possible sales of the company's assets, as well as assisting these bidders in understanding any analyzing that information. This has resulted in a delayed closing of the fiscal year-end 2001 financial records for some of the company's subsidiaries and operating divisions. Therefore, the company has been delayed in compiling the information necessary for completing the audit of its financial statements for 2001. Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                            PART IV Other Information

     (2) The registrant has been timely with all periodic reports during the last twelve months except for an Form 8-K reporting "Item 2. Sale or Other Disposition of Assets" that was due for filing with the SEC on November 30, 2001. The registrant delivered the filing on Friday, November 30, 2001, but it was received by the SEC after the evening acceptance deadline. Accordingly, the filing was accepted on, and given a filing date of, the next business day, Monday, December 3, 2001 and is considered filed one day late.

     (3) The registrant expects to report that net revenues decreased $650 million or 19% in 2001 compared to 2000, and that earnings from continuing operations decreased $682 million in 2001 compared to 2000. The registrant expects to report a net loss in 2001 of $272 million compared to a net loss of $67 million in 2000.

     As a result of the  bankruptcy  filing  the  company  expects  to record in
excess  of  $34  million  of  reorganization   costs  directly  related  to  the
bankruptcy.